UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

AXIOM III, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

05460D103
(CUSIP Number)

Benny Lee, Chief Executive Officer
Room 1701, 17/F, Henan Building
90 Jaffee Road, Wanchai
Hong Kong SAR of the People’s Republic of China
(011) 852-6873-0043
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2007
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benny Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of the People’s Republic of China
	7	SOLE VOTING POWER 33,951,667
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,544,117
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,951,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.9%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Sincere Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 33,951,667
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,544,117
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,951,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.9%
14	TYPE OF REPORTING PERSON HC

Item 1.     Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the ”Common Stock”), of Axiom III, Inc., a Nevada corporation  (the “Issuer”).  At present, there are 50,000,000 issued and outstanding shares of Common Stock, and a total of 50,000,000 authorized shares of Common Stock.

The Reporting Persons are Benny Lee, a citizen and resident of the Hong Kong SAR of the People’s Republic of China (hereinafter, “Mr. Lee”), who is the CEO, CFO and Sole Owner of East Sincere Management Limited, a corporation organized and existing under the laws of the British Virgin Islands (“East Sincere”). East Sincere is also the other Reporting Person. The Reporting Persons are each the beneficial owners of 33,951,667 shares of Common Stock.

The Issuer’s principal executive offices are located at Room 1701, 17/F, Henan Building, 90 Jaffee Road, Wanchai, Hong Kong SAR of the People’s Republic of China.

Item 2.     Identity and Background.

a.	The names of the Reporting Persons are Mr. Lee and East Sincere.

b.
The business address of Mr. Lee is Room 1701, 17/F, Henan Building, 90 Jaffee Road, Wanchi, Hong Kong SAR of the People’s Republic of China. The registered office of East Sincere is also Room 1701, 17/F, Henan Building, 90 Jaffee Road, Wanchi, Hong Kong SAR of the People’s Republic of China.

c.
Mr. Lee’s principal business is acting as the Chairman, CEO, CFO and Secretary of the Issuer, and his principal business address is Room 1701, 17/F, Henan Building, 90 Jaffee Road, Wanchi, Hong Kong SAR of the People’s Republic of China. Mr. Lee is also the CEO, CFO and Sole Owner of East Sincere. East Sincere’s principal business is that of a holding company for investments made by Mr. Lee.

d.	During the past five years, neither Mr. Lee nor East Sincere has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Mr. Lee nor East Sincere has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	East Sincere is a company organized and existing under the laws of the British Virgin Islands.

Item 3.     Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated October 10, 2007 (the “Agreement”), between and among Axiom III, Inc., a Nevada corporation (“AXIO”), Duane Bennett, the Chief Executive Officer and sole Director of AXIO (“Bennett”), Eastern Concept Development Ltd., a corporation organized and existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Eastern Concept”), Mr. Benny Lee, the sole shareholder of Eastern Concept (“Eastern Concept Shareholder”), Foshan Wanzhi Electron S&T Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Foshan”),and Jun Chen, the representative of the shareholders of Foshan (“Foshan Shareholders”), the Eastern Concept Shareholder exchanged all of the share capital of Eastern Concept for 35,351,667 shares of Common Stock of AXIO, or 70.7% of the total 50,000,000 issued and outstanding shares of common stock of AXIO after giving effect to the share exchange. As additional consideration, the Eastern Concept Shareholder agreed to pay $262,500 to the North East Nominee Trust, which was the majority shareholder of AXIO. Bennett is the trustee of the North East Nominee Trust, whose corpus is held for the benefit of his children. The Agreement was attached as exhibit 2.1 to a Form 8-K filed with the Commission on October 24, 2007, and is incorporated by reference hereby.

Subsequently, Eastern Concept Corporate Consulting (Shenzhen) Limited, a company organized and existing under the laws of the People’s Republic of China and a wholly owned subsidiary of Eastern Concept (“Eastern Concept Consulting”), entered into a Share Exchange Agreement, dated November 6, 2007, with the shareholders of Foshan pursuant to which the shareholders of Foshan agreed to exchange 100% of the share capital of Foshan for a purchase price of approximately $1.3 million. The share exchange transaction was consummated on November 9, 2007, and, as a result, Foshan became a wholly owned subsidiary of Eastern Concept Consulting. The Share Exchange Agreement was attached as exhibit 2.2 to a Form 8-K filed with the Commission on November 9, 2007, and is incorporated by reference hereby.

Eastern Concept is a holding company, with audited and pro forma financials presented in the 8-K that was filed on October 24, 2007, whose sole purpose was to effect the reverse merger with AXIO and later consummate an acquisition of the share capital of Foshan from its shareholders for approximately $1.3 million. Foshan is principally engaged in providing smart card payment systems and related value-added services mainly in the Guangdong province of the People’s Republic of China. Foshan is a “non-bank” card issuer/operator with support from the municipal government and approval from the People’s Bank of China to collect deposits as prepayment stored in the chip embedded in the cards that it issues.

The source and amount of funds or other consideration that were paid to acquire the shares reported herein by the Reporting Persons is two fold.  First, AXIO issued 35,351,667 shares in the reverse merger of Eastern Concept into AXIO, the majority of which were issued to the Reporting Persons or their affiliates. Second, the $262,500 payment that was part of the reverse merger of Eastern Concept into AXIO could be considered payment for the shares acquired by the Reporting Persons.  Such funds came from the personal resources of Benny Lee.

Item 4.     Purpose of Transaction.

The purpose of the transactions were to consummate a reverse merger of Foshan into the Issuer. The transaction was structured as a two step acquisition on the advice of Chinese counsel in light of applicable foreign ownership rules. Accordingly, pursuant to the Agreement, the Eastern Concept Shareholder exchanged 100% of the share capital of Eastern Concept for 35,351,667 shares of common stock of AXIO, thus causing Eastern Concept to become a wholly owned subsidiary of AXIO. Its sole asset was approximately $1.3 million in cash which was to be used to acquire Foshan. A so-called Super 8-K was filed with the Commission within four business days of the closing of this first step share exchange. In the second step, pursuant to a Share Exchange Agreement, a subsidiary of Eastern Concept acquired all of the outstanding share capital of Foshan for a purchase price of $1.3 million. Again, a so-called Super 8-K was filed with the Commission within four days of the closing of the second step acquisition of Foshan.

In addition, pursuant to the terms and conditions of the Agreement:

•
The parties to the Agreement agreed that AXIO shall not consummate a reverse stock split  or any similar reclassification or combination of its common stock for a period of one year from October 1, 2007.

•
Bennett and the Northeast Nominee Trust agreed to execute and deliver to Eastern Concept  a Leak-Out Agreement which limits the ability of Bennett and the Northeast Nominee Trust to sell any portion of the 1,000,000 share block of AXIO common stock retained by Bennett as part of the transaction for a period of one year from the date thereof in excess of 10,000 shares per day.

•	On the Closing Date, the Registrant paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

As a result of the exchange of a majority of AXIO’s common stock for all of the share capital of Eastern Concept, the Eastern Concept Shareholder and his designee acquired majority control of the outstanding common stock of AXIO and appointed their candidate to the Board of Directors at closing. Bennett continued to serve until the ten day period required by Rule 14f-1 expired, and then he resigned. As a result, Benny Lee, one of the Reporting Persons, was appointed as a Director, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer.

Mr. Lee, aged 65, had extensive experiences in senior marketing and operations positions with MasterCard International and American Express.

Earlier in his career, Mr. Lee held various regional senior operation and customer relations positions with American Express, first as Director-operations, Asia/Pacific, with American Express Reservations, and later with American Express Card Division for over 13 years.

Starting in 1983, as Vice President-International, Asia/Pacific, for MasterCard, Mr. Lee was responsible for the expansion of the MasterCard membership network in the Asia/Pacific region by first getting Nanyang Commercial Bank to convert its Federal Card to Federal MasterCard and thus, initially break-through into the China card market. Based in Hong Kong, he assisted many financial institutions in Asia/Pacific in initiating MasterCard operations, including Bank of China when it introduced The Greatwall MasterCard, the first credit card in China. In 1990, Mr. Lee was transferred to Canada, where as Vice President-Canada Region, he opened the first MasterCard office in Toronto.

Mr. Lee left MasterCard International Card and joined MBf Card as President, MBf Card International. He was responsible in setting up card centers in HK, PNG, Fiji, Vietnam and Myanmar and formulated local joint ventures in Taiwan, Thailand and other S.E. Asian countries. He left MBf and returned to Canada in 1994 and soon after, he joined Pacific Asia Capital Ltd. a boutique merchant banking company as president.  He finalized several projects including setting up of a credit card company in Thailand.

In 1995, Mr. Lee joined Western Union Financial Service International where he served as President-Asia Region, responsible for business development and agent network management in countries of the Pacific Rim. He expanded the Western Union network by signing the China Post Office as agent in China and Bank of International Indonesia and some others. In 1996, he co-found, InterPay International Group Ltd. with his associates in Malaysia. He has served as President, responsibility for business development and franchise management for InterPay around the world.  He was elected as Executive Chairman and holding the position since 2002. Mr. Lee has also been serving in the Board of Director of iSynergy Card and Payment Services, which is one of the MasterCard members in Malaysia and the largest loyalty card issuer in the country. InterPay Group is a shareholder and management company of iSynergy.

In 2004, Mr. Lee was invited to the board of Asia Payment Systems, Inc. as a director and subsequently became an executive director and then president, stationing in Shanghai in May, 2005. In September, 2006, Mr. Lee resigned from Asia Payment and terminated the relationship. He then, incorporated Invest Asia Ltd. (BVI) to provide management and consultant services. He has been successful in helping Oxford Investment Holding Ltd. of Canada (OTC BB ‘oxihf’) in acquiring the interest of companies in payment and consumer related businesses under Ko Ho Management Ltd. (BVI).

Other than as heretofore described, neither Mr. Lee nor East Sincere has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.    Interest in Securities of the Issuer.

a.           At present, Mr. Lee and East Sincere beneficially own 33,951,667 shares of common stock. Mr. Lee and East Sincere disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Mr. Lee has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. East Sincere takes the position that East Sincere, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock. Accordingly, it is not listed in the following table.

SOLE VOTING POWER

Name of Person	Number of Shares	Percent Outstanding
Mr. Lee	33,951,667	67.9%

SHARED VOTING POWER

Name of Person	Number of Shares	Percent Outstanding
Mr. Lee	-0-	0%

SOLE DISPOSITIVE POWER

Name of Person	Number of Shares	Percent Outstanding
Mr. Lee	16,544,117	33.1%

SHARED DISPOSITIVE POWER

Name of Person	Number of Shares	Percent Outstanding
Mr. Lee	-0-	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Mr. Lee and East Sincere and between such persons and any person with respect to any securities of the Issuer. Mr. Lee and East Sincere represent that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein. However, pursuant to a Proxy, dated October 26, 2007, Profit Gain Management Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Profit Gain”), appointed East Sincere as its proxy to vote all 17,407,550 shares owned by Profit Gain at any special or annual meeting that may be called, such power to be unlimited and to be exercisable in East Sincere’s sole discretion, for a period of six months from its date. A copy of the Proxy is filed herewith and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit 10 – Proxy, dated October 26, 2007.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

BENNY LEE

By: /s/ Benny Lee
Name: Benny Lee

Date: November 19, 2007

EAST SINCERE MANAGEMENT LIMITED

By /s/ Benny Lee
Name: Benny Lee
Title:   Chief Executive Officer

Date:   November 19, 2007